UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

SHINKO KOSEN KOGYO KABUSHIKI KAISHA

(Name of Subject Company)

KOBELCO WIRE COMPANY, LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Kobe Steel, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

KOBELCO WIRE COMPANY, LTD.

Attn: Hitoki Nakatani

2-6 Shioe, 1-Choume, Amagasaki, Hyogo, 661-0976, Japan

+81-6-6411-1051

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number

99.1*	Press release dated May 11, 2026 titled “Notice Concerning Execution of Share Exchange Agreement (Simplified Share Exchange) for Making KOBELCO WIRE COMPANY, LTD. a Wholly Owned Subsidiary of Kobe Steel Ltd.”

99.2	Notice of the 94th Ordinary General Meeting of Shareholders of KOBELCO WIRE COMPANY, LTD.

*	Previously furnished to the Securities and Exchange Commission on Form CB on May 11, 2026

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the exhibits to this Form.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Kobe Steel, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 11, 2026.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kobe Steel, Ltd.

/s/ Kazuhiko Kimoto
Name: Kazuhiko Kimoto
Title: Director, Executive Officer

Date: June 4, 2026